17008810

SEC Mail Processing Section
MAR 02 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street Suite 1808
(No. and Street)

Philadelphia	Pennsylvania	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis (215) 564-1222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – if individual, state last, first, middle name)

400 Old Forge Lane Suite 401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maceo N. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Quoin Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Dana Jaffe
Philadelphia City, Philadelphia County
My Commission Expires 04/21/2020

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have audited the accompanying financial statements of Quoin Capital, LLC, which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in members' equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Quoin Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Quoin Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 and exemption report under rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Quoin Capital, LLC's financial statements. The supplemental information is the responsibility of Quoin Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RW Group, LLC
Kennett Square, Pennsylvania
February 28, 2017

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

0

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Quoin Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Rule 17a-5(d)(4), in which (1) Quoin Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quoin Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Quoin Capital, LLC stated that Quoin Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quoin Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quoin Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RW Group, LLC
Kennett Square, Pennsylvania
February 28, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

25 February 2017

Exemption Report

Quoin Capital, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period January 1, 2016 to December 31, 2016 without exception.

Quoin Capital, LLC,
I, Maceo N. Davis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________
President

Quoin Capital LLC Member FINRA, MSRB and SPIC

p: 215-564 1222 f: 215-564 1799 e: mdavis@quoincapital.com a: 1515 Market St., Ste 1808, Phila., PA 19102

QUOIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2016

ASSETS	
Current Assets	
Cash and cash equivalents	$ 599,935
Marketable securities	117,064
Other Current Assets	24,476
Total current assets	$ 741,475
Furniture and equipment	
Furniture and equipment, at cost, Less Accumulated depreciation, of $16,348	-
Net furniture and equipment	-
Total assets	$ 741,475
LIABILITIES	
Current liabilities	
Commission payable	$ 132,681
Accrued expenses	51,643
Accounts payable	2,819
Total current liabilities	187,143
Long term liabilities	
Subordinated Loans	$ 75,000
Total long term liabilities	75,000
Members' equity	479,332
Total liabilities and members' equity	$ 741,475

The accompanying notes are an integral part of these financial statements

QUOIN CAPITAL, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Trading income	$ 906,014
Commissions	31,968
Underwriting	155,977
Fee income	12,472
Interest income	63
Unrealized loss on securities	(276)
Total Income	$1,106,218
Expenses	
Commission expense	759,702
Clearing charges	33,032
Officer compensation	43,184
Computers and technology	26,524
Regulatory and licensing	14,555
Interest expense	1,143
Occupancy expense	17,356
Other operating expenses	10,750
Travel and entertainment	18,006
Trading execution charges	1,796
Membership dues and subscriptions	8,682
Professional fees	16,518
Transportation	621
Consulting fees	2,213
Communication expense	3,815
Taxes	878
Office supplies	2,402
Marketing	2,990
Total Expenses	964,167
Net Income (Loss)	$ 142,051

The accompanying notes are an integral part of these financial statements

QUOIN CAPTAL, LLC
Statement of Changes in Members' Equity (Deficit)
For the Year Ended December 31, 2016

Members units		
Units outstanding, January 1, 2016		1,304
Units outstanding, December 31, 2016		1,304
Balance, at cost, Beginning and End of Year	$	353,886
Retained earnings (deficit)		
Balance, January 1, 2016	$	(16,605)
Net income		142,051
Balance, December 31, 2016		125,446
Total members' equity	$	479,332

The accompanying notes are an integral part of these financial statements.

QUOIN CAPTAL, LLC
Statement of Changes in Liabilities Subordinated to Claims Of General Creditors
For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$ 75,000
Changes in Subordinated borrowing – No changes	
Subordinated borrowings at December 31, 2016	$ 75,000

The accompanying notes are an integral part of these financial statements.

Quoin Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from (used by) operating activities	
Net income	$ 142,051
Adjustments to reconcile change in net assets to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in accounts receivable	15,323
Decrease in marketable securities	276
Increase in other current assets	(7,007)
Decrease in accounts payable	(11,091)
Increase in commission payable	89,882
Increase in accrued expenses	1,046
Net cash (used) provided by operating activities	230,480
Cash flows from (used by) investing activities	
Net cash by used in investing activities	0
Cash flows from (used by) financing activities	
Net cash used in financing activities	0
Net increase in cash	230,480
Cash:	
Cash and cash equivalents – January 1, 2016	369,455
Cash and cash equivalents – December 31, 2016	$ 599,935

Supplemental cash flow disclosures:

Interest paid	$ 1,143

The accompanying notes are an integral part of these financial statements.

1. NATURE OF THE ORGANIZATION

Quoin Capital, LLC, A Delaware limited liability company, established on August 24, 2004. The company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for uncollectible accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $0 for the year ended December 31, 2016.

C. FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized.

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives of the assets as follows:

Furniture	7 years
Office and Computer Equipment	5 years

Depreciation commences the month following month of purchase. When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

D. CASH and CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity of three (3) months or less as cash.

E. INCOME TAXES

The Company has elected to be treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

F. ACCOUNTING FOR UNCERTAINITY IN INCOME TAXES

The Management recognizes the effect of income tax positions only when they are more likely than not to be sustained. Management has determined that the partnership had no uncertain tax positions that require financial statement recognition or disclosure. The partnership is no longer subject to income tax examinations by U.S. Federal, State or local authorities for years prior to 2013, which is the standard statute of limitations look-back period.

3. FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2016 consists of the following:

Furniture	$ 11,406
Computer and office equipment	4,942
Total	16,348
Accumulated depreciation	(16,348)
Net Furniture and Equipment	$ -

4. OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for office space, which expires May 31, 2018. As of December 31, 2016 the remaining future minimum lease payments are as follows:

December 31, 2017	$ 13,744
December 31, 2018	$ 5,771

Rent expense incurred for the year ended December 31, 2016 was $17,354.

5. CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the company's management, the amount of such losses that might result from these claims, if any, would not materially affect the company's financial position.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Security Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as described shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $100,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2016 the Company had a net capital of approximately $486,284 which was $386,284 in excess of the $100,000 required to be maintained at that date. The Company's net capital ratio was .38 to 1.

7. SUBSEQUENT EVENT

Management has evaluated events through February 28, 2017 the day on which the financial statements were available to be issued.

8. SUBORDINATED NOTES

The borrowing under subordination agreement at December 31, 2016, is listed as follows:

Subordinated notes, 1 ½%, due May 31, 2017.	$ 75,000
Total	$ 75,000

The subordinated borrowing is with related parties and is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Total interest accrued on the borrowing is $51,643, and is presented as accrued expenses on the Statement of Financial Position.

9. CONCENTRATION OF CREDIT RISK

The Company maintains cash accounts, which, at times may exceed federally insured limit of $250,000. The Company has not experienced any losses from maintaining cash accounts in excess of federally insured limits and management believes that it is not exposed to any significant credit risks on its cash accounts.

Supplementary Information

QUOIN CAPITAL, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 479,332
Add:	
A. Subordinated borrowings allowable in computation Of net capital	75,000
Total capital and allowable subordinated liabilities	554,332
Deductions and/or charges	
Non-allowable assets:	
SDN asset in excess of subordinated loan	26,013
Draws against commission	16,988
Other assets	7,488
Total deductions/and or charges	50,489
Net capital before haircuts on securities positions	503,843
Haircuts on securities	
A. Trading securities	(17,559)
Total haircuts on securities	(17,559)
Net capital	$ 486,284

AGGREGATED INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued and other liabilities	$ 187,143

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total Aggregate indebtedness)	$ 12,477
Minimum dollar net capital requirement of Reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two Minimum requirement amounts)	$ 100,000

QUOIN CAPITAL, LLC
Schedule I (continued)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)

Net capital in excess of required minimum	$ 386,284
Ratio: Aggregate indebtedness to net capital	.38 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation..

Net capital as reported in the Company's Part II (unaudited) Focus report	$ 488,574
Increase in Haircuts on Securities	(2,290)
Net capital per above	$ 486,284

QUOIN CAPITAL, LLC
Schedule II
Computation for Determination of Reserve Requirements Under
Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt under Rule 15c3-3(k) (2) (ii) from preparing the computation for Determination of reserve requirements pursuant to Rule 15c3-3.

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2016

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Quoin Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Quoin Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Quoin Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Quoin Capital, LLC's management is responsible for Quoin Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting that Quoin Capital, LLC no variances;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Form SIPC-7 was mathematically accurate, there were no related schedules and adjustments; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RW Group, LLC

Kennett Square, PA

February 28, 2017

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

PrimeGlobal
An Association of Independent Accounting Firms

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12-31-2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Quom Capital

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A.	General Assessment (item 2e from page 2)	$ 2679
B.	Less payment made with SIPC-6 filed (exclude interest) 8-19-2016 ck# 6237 Date Paid	(1112)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	1567
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1567
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above) $ 1567	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINA[illegible]ON OF "SIPC NET OPERATING RE[illegible]NUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2016
and ending 12-31-2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1106,495
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	34,828
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 63	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	63
Total deductions	34891
2d. SIPC Net Operating Revenues	$ 1071,604
2e. General Assessment @ .0025	$ 2679

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